

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2017

Harry Lee Waterfield
Chairman, President and Chief Executive Officer
Investors Heritage Capital Corporation
200 Capital Avenue
Frankfort, Kentucky 40601

> **Re: Investors Heritage Capital Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 22, 2017**
> **File No. 000-01999**

Dear Mr. Waterfield:

We have limited our review of your filing to the issues identified in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed November 22, 2017

Background of the Merger, page 39

1.   Please revise your disclosure throughout this section to provide greater detail as to the background of the merger, including the parties present at the meetings, the material issues discussed, the key negotiated terms, and the positions taken by those involved. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed merger evolved and why this transaction is being recommended as opposed to any alternatives. Please also discuss, in the appropriate section of your filing, the reasons you are undertaking this transaction at the current time.

General

2.   Please advise us how you considered the requirements of Exchange Act Rule 13e-3 with respect to your transaction. Your analysis should address, for instance:

- the relationship between Investors Heritage Capital Corporation and Aquarian Holdings, LLC and its affiliates,
- the anticipated new employment agreements with management effective prior to the consummation of the merger,
- the voting agreement of the contributing shareholders,
- the contribution agreement with Aquarian Investors Heritage Holdings, LLC, including the percentage ownership in the parent company both before and after the transaction,
- your Chairman, CEO, Executive Vice President, and General Counsel's participation in negotiations and meetings concerning the transaction, and
- the representation of management on the board of the parent company after the closing of the merger.

For guidance, please refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on the Commission's website.

3.   Please tell us what consideration you gave to including the information required by Item 14(c)(1) to Schedule 14A. In this regard, we note that the equity commitment letter that the parent received from Parc is conditioned on the satisfaction of the conditions to the closing of the loan under a credit agreement, so it is not clear whether the financing of the transaction is assured. See Instruction 2(a) to Item 14 of Schedule 14A.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance